Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0808
E-MAIL: LNeilsonLaw@aol.com

January 12, 2011

Securities and Exchange Commission
Attn:  Maryse Mills-Apenteng, Special Counsel
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Via Edgar

Re:           Greyhound Commissary, Inc.
File No.  000-53529
Form 10-K for the year ended December 31, 2009
Schedule 14C  (Preliminary)
Amendment No. 1

Dear Ms. Mills-Apenteng:

In response to your letter dated January 11, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Greyhound Commissary, Inc. (the “Company”).  Amendment no. 1 to the Schedule 14C (Preliminary) is being filed concurrently with this letter.  We are also filing separately an amendment to the Company’s Form 10-K for the year ended December 31, 2009 as per your comment 1.

The Company has made certain changes in the 14C filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 11-letter in italicized text immediately before our response.

Form 10-K for the Fiscal Year Ended December 31. 2009

1.
Please explain why you have provided the independent registered accountant's report for Horizontal Marketing, Inc.  Tell us whether your financial statements have been audited for the periods ended December 31, 2009 and December 31,2008.  Ensure that you properly identify the company that was audited. We refer you to Rule 2-02 of Regulation S-X.  Revise accordingly.

Response:  It appears that an erroneous Report of Independent Registered Public Accounting Firm for another company was inadvertently included with the Company’s Form 10-K for the year ended December 31, 2009.  Please be advised that the Company’s financial statements for the years ended December 31, 2009 and 2008 were audited and the correct Report properly identifying Greyhound Commissary, Inc. will be filed with an amended Form 10-K.  We anticipate filing this day the amendment no. 1 to the Form 10-K for the year ended December 31, 2009 that will include the correct Report.

Preliminary Information Statement on Schedule 14C filed January 5, 2011

Reverse Stock Split, page 7

2.
As you note, your reverse stock split will have the effect of creating newly available authorized shares of common stock.  Accordingly, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisition and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response:  We have revised the disclosure in the fourth through seventh paragraphs under the “Effect of the Reverse Stock Split” heading on pages 6 and 7.  Please note that the revised disclosure discusses the authorized and unissued shares of the Company’s common stock and that there are no current plans to issue theses shares, except for the issuances otherwise described in the information statement.

3.
Refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter in other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Response:  We have revised the disclosure in the fifth and sixth paragraphs under the “Effect of the Reverse Stock Split” heading on pages 6 and 7 to discuss possible anti-takeover effects of increases in authorized shares.

Corporate Name Change, page 10

4.      Please expand your disclosure to briefly describe your new business following completion of the acquisition of China Flying Development Limited.

Response:  Please note that we previously included disclosure under the “Share Exchange” section starting on page 9 describing the Company’s new business following the completion of the acquisition of China Flying Development Limited.  We believe that this discussion is sufficient and that including the same or additional information under the “Corporate Name” section on page 8 would be redundant.   Thus, we have inserted in the second paragraph under the “Share Exchange” section on page 8, a reference to the “Share Exchange” section for information regarding the Company’s business following the acquisition.

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Please continue your review of the 14C Information Statement (Preliminary).   We would like to finalize the document so that it can be mailed to stockholders at the earliest possible time.  Accordingly, please contact us with any additional comments as soon as practical.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson
:ae
Attachment

Attachment No. 1

Greyhound Commissary, Inc.
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

January 12, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Greyhound Commissary (the “Company”) to the SEC letter dated January 11, 2011, SEC File No. 000–53529, the Company hereby acknowledges that:

●      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Greyhound Commissary, Inc.

By:   /S/     Geoff Williams
Its:           President